Red Oak Capital Fund II, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, Michigan 49546

August 30, 2018

VIA EDGAR AND OVERNIGHT MAIL

Erin E. Martin, Esq.
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:
Red Oak Capital Fund II, LLC (the “Company”)

Amendment No. 3 to Offering Statement on Form 1-A

Filed August 27, 2018

File No. 024-10847

Dear Ms. Martin:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified September 4, 2018 at 10:00 a.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Chip Cummings
Chip Cummings